CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Capital Protected Notes due 2011	$30,750,000	$944.03

May 2007	Pricing Supplement No. 263
Registration Statement No. 333-131266
Dated May 23, 2007
Filed pursuant to Rule 424(b)(2)

Structured Investments
Opportunities in Equities
Capital Protected Notes based on a Global Basket of Indices
due August 20, 2011
Capital Protected Notes provide investors with exposure to a wide variety of assets and asset classes, including equities, commodities and currencies with limited or no downside risk to the initial investment. They are for investors who are concerned about principal risk and who are willing to forgo some upside or yield in exchange for principal protection.

F I N A L T ER M S
Issuer:	Morgan Stanley
Maturity date:	August 20, 2011
Underlying indices:	Basket indices	Percentage weighting	Initial index closing value	Multiplier
	Dow Jones EURO STOXX 50 SM Index	33.3333%	4,452.70	0.000748602
	S&P 500® Index	33.3333%	1,522.28	0.002189676
	Nikkei 225® Index	33.3333%	17,696.97	0.000188354
Principal protection:	100%
Participation rate:	100%
Aggregate principal amount:	$30,750,000
Payment at maturity:	$10 plus the supplemental redemption amount, which may be zero
Supplemental redemption amount:	The product of $10 times the participation rate times the basket percent change; provided that the supplemental redemption amount will not be less than zero.
Basket percent change:	(final index value – initial index value) / initial index value
Initial index value:	10, the sum of the products of the initial index closing value and multiplier for each basket index
Final index value:	The basket closing value on the determination date
Basket closing value:	The sum of the products of the index closing value and multiplier for each basket index
Determination date:	August 17, 2011
Basket setting date:	For the S&P 500 Index, the pricing date For the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Index, the index business day for such basket index immediately following the pricing date
Stated principal amount:	$10
Original issue price:	$10 (see “Commissions and issue price” below)
Pricing date:	May 23, 2007
Original issue date:	May 31, 2007 (5 business days after the pricing date)
CUSIP:	61747S413
Listing:

The notes have been approved for listing on the American Stock Exchange LLC (“AMEX”) subject to official notice of issuance. The AMEX listing symbol for the notes is “GBC.” It is not possible to predict whether any secondary market for the notes will develop.

Agent:	Morgan Stanley & Co. Incorporated
Supplemental redemption amount: Commissions and issue price:		Price to public(1)	Agent’s commission(1)(2)	Proceeds to company
	Per note	$10	$0.25	$9.75
	Total	$30,750,000	$768,750	$29,981,250
(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.90 per note. Please see “Original issue price” on page 2 for further details.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for capital protected notes.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 6.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Amendment No. 1 to Prospectus Supplement for Capital Protected Notes dated December 21, 2006
Prospectus dated January 25, 2006

Capital Protected Notes based on a Global Basket of Indices due August 20, 2011

Fact Sheet

The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the prospectus supplement for capital protected notes and the prospectus, as supplemented or modified by this pricing supplement. At maturity, we will pay per note the stated principal amount of $10 plus a supplemental redemption amount, if any, based on the increase, if any, in the value of the basket. The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term note program.

Key Dates
Pricing Date:	Issue Date (Settlement Date):	Maturity Date:
May 23, 2007	May 31, 2007 (5 business days after the pricing date)	August 20, 2011, subject to postponement due to a market disruption event

Key Terms
Issuer:	Morgan Stanley

Underlying indices:	Basket Indices	Percentage weighting	Initial index closing value	Multiplier
	Dow Jones EURO
	STOXX 50 SM Index:	33.3333%	4,452.70	0.000748602
	S&P 500® Index:	33.3333%	1,522.28	0.002189676
	Nikkei 225® Index:	33.3333%	17,696.97	0.000188354

Aggregate principal amount:	$30,750,000

Original issue price:

$10 per note

The notes will be issued at $10 per note and the agent’s commissions will be $0.25 per note; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of notes will be $9.950 per note and $0.20 per note, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of notes will be $9.9250 per note and $0.175 per note, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of notes will be $9.90 per note and $0.15 per note, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.

Stated principal amount:	$10 per note

Denominations:	$10 per note and integral multiples thereof

Principal protection level:	100%

Interest:	None

Bull notes or bear notes:	Bull notes

Payment at maturity:	$10 plus the supplemental redemption amount, which may be zero

Supplemental redemption amount:	The product of $10 times the participation rate times the basket percent change; provided that the supplemental redemption amount will not be less than zero.

Basket percent change:	(final index value – initial index value) / initial index value

Initial index value:	10, the sum of the products of the initial index closing value and multiplier for each basket index

Final index value:	The basket closing value on the determination date

Basket closing value:	The sum of the products of the index closing value and multiplier for each basket index

Determination date:	August 17, 2011

Participation rate:	100%

Basket setting date:	For the S&P 500 Index, the pricing date

For the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Index, the index business day for such basket index immediately following the pricing date

Call right:	The notes are not callable prior to the maturity date

Postponement of maturity date:

If the determination date is postponed so that it falls less than two scheduled trading days prior to the scheduled maturity date, the maturity date will be the second scheduled trading day following the determination date, as postponed.

Risk factors:	Please see “Risk Factors” on page 6

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Capital Protected Notes based on a Global Basket of Indices due August 20, 2011

General Information

Listing:

The notes have been approved for listing on the American Stock Exchange LLC (“AMEX”) subject to official notice of issuance. The AMEX listing symbol for the notes is “GBC.” It is not possible to predict whether any secondary market for the notes will develop.

CUSIP: Minimum Ticketing Size: Tax Consideration:

61747S413

100 notes

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, regardless of whether any stated interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. The comparable yield has been determined to be an annual rate of 5.2986% compounded semi-annually. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a projected amount equal to $12.4724 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment in respect of the actual payment received at maturity) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD

Original Issue Date through June 30, 2007	$0.0442	$0.0442
July 1, 2007 through December 31, 2007	$0.2661	$0.3103
January 1, 2008 through June 30, 2008	$0.2732	$0.5835
July 1, 2008 through December 31, 2008	$0.2804	$0.8639
January 1, 2009 through June 30, 2009	$0.2878	$1.1517
July 1, 2009 through December 31, 2009	$0.2954	$1.4471
January 1, 2010 through June 30, 2010	$0.3033	$1.7504
July 1, 2010 through December 31, 2010	$0.3113	$2.0617
January 1, 2011 through June 30, 2011	$0.3196	$2.3813
July 1, 2011 through August 20, 2011	$0.0911	$2.4724

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)

Calculation Agent:	Morgan Stanley & Co. Incorporated

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Capital Protected Notes based on a Global Basket of Indices due August 20, 2011

Use of proceeds and hedging:

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

On or prior to the basket setting date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the notes by taking positions in futures and options contracts on the basket indices. Such purchase activity could increase the value of the basket indices, and therefore the value at which the basket indices must close on the determination date before you would receive at maturity a payment that exceeds the stated principal amount of the notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for capital protected notes.

ERISA: Contact:

See “ERISA” in the prospectus supplement for capital protected notes.

You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000)

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus supplement for capital protected notes and prospectus for this offering.

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Capital Protected Notes based on a Global Basket of Indices due August 20, 2011

How the Notes Work

At maturity, if the final index value is greater than the initial index value, for each $10 stated principal amount of notes that you hold, you will receive a supplemental redemption amount in addition to the stated principal amount of $10. The supplemental redemption amount will be equal to the product of (i) $10 times (ii) the percentage, if any, by which the final index value exceeds the initial index value times (iii) the participation rate. Presented below is a hypothetical example showing how the payout on the notes, including the supplemental redemption amount, is calculated, as well as a table showing a range of hypothetical payouts on the notes.

Example:

The hypothetical final index value is 50% greater than the initial index value.

Initial index value:	10
Hypothetical final index value:	15
Participation rate:	100%
Supplemental redemption amount per note = $10 x ((15 – 10)/10) x 100% = $5

In the example above, the total payment at maturity per note will equal $15.00, which is the sum of the stated principal amount of $10 and a supplemental redemption amount of $5.00.

The examples of the hypothetical supplemental redemption amounts and payouts at maturity provided in the table below are intended to illustrate the effect of the participation rate on each $10 stated principal amount of notes for the specified final index values, however they do not cover the complete range of possible payouts at maturity.

Percent return of the basket	Final index value	Stated principal amount	Supplemental redemption amount	Payment at maturity	Percent return on $10 note
100%	20	$10	$10	$20	100%
90%	19	$10	$9	$19	90%
80%	18	$10	$8	$18	80%
70%	17	$10	$7	$17	70%
60%	16	$10	$6	$16	60%
50%	15	$10	$5	$15	50%
40%	14	$10	$4	$14	40%
30%	13	$10	$3	$13	30%
20%	12	$10	$2	$12	20%
10%	11	$10	$1	$11	10%
0%	10	$10	$0	$10	0%
-10%	9	$10	$0	$10	0%
-20%	8	$10	$0	$10	0%
-30%	7	$10	$0	$10	0%
-40%	6	$10	$0	$10	0%
-50%	5	$10	$0	$10	0%
--	--	--	--	--	--
-100%	0	$10	$0	$10	0%

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Capital Protected Notes based on a Global Basket of Indices due August 20, 2011

Payment at Maturity

100% principal protection. At maturity, we will pay you at least $10, plus the supplemental redemption amount, if any.

The supplemental redemption amount based on the basket indices. The supplemental redemption amount will be equal to the product of $10 times the participation rate times the percentage, if any, by which the final index value exceeds the initial index value. If the final index value is greater than the initial index value, the supplemental redemption amount will be calculated as follows:

supplemental						(final index value – initial index value)
redemption amount	=	$10	x	participation rate	x
						initial index value

where,

participation	=	100%
rate

initial index	=	10
value

final index	=	the basket closing value as determined on the
value		determination date

basket closing	=	the sum of the products of the index closing value of
value		each of the basket indices and the applicable multiplier
		for each of the basket indices

If the final index value is less than or equal to the initial index value, the supplemental redemption amount will be zero.

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Capital Protected Notes based on a Global Basket of Indices due August 20, 2011

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-15 of the prospectus supplement for capital protected notes. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

Structure Specific Risk Factors

■	The notes may not pay more than the stated principal amount at maturity. If the final index value is less than or equal to the initial index value, you will receive only the stated principal amount of $10 for each note you hold at maturity.

■	The notes do not pay interest. Because the supplemental redemption amount due at maturity may equal zero or the basket may not increase in value by more than the yield which would be paid on an ordinary debt security, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security.

■	Market price of the notes will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the value of each of the basket indices at any time and, in particular, on the determination date, the volatility of the basket indices, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the notes, the dividend rate on the stocks underlying the basket indices and our creditworthiness.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.

■	Changes in the value of one or more of the basket indices may offset each other. Price movements in the basket indices may not correlate with each other. At a time when the value of one or more of the basket indices increases, the value of one or more of the other basket indices may not increase as much or may even decline in value. Therefore, in calculating the basket closing value on the determination date, increases in the value of one or more of the basket indices may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other basket indices.

■	Investing in the notes is not equivalent to investing in the basket indices. Investing in the notes is not equivalent to investing in the basket indices or their component stocks. See “How the Notes Work” above.

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Capital Protected Notes based on a Global Basket of Indices due August 20, 2011

■	Adjustments to the basket indices could adversely affect the value of the notes. The publisher of any basket index can add, delete or substitute the stocks underlying the basket index, and can make other methodological changes that could change the value of the basket index. The publisher of any basket index may discontinue or suspend calculation or publication of the basket index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates. Any of these actions could adversely affect the value of the notes.

■	You have no shareholder rights. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie any basket index.

■	There are risks associated with investments in securities indexed to the value of foreign equity securities. Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

Other Risk Factors

■	Secondary trading may be limited. There may be little or no secondary market for the notes. It is not possible to predict whether the notes will trade in the secondary market or if such market will be liquid or illiquid.

■	Potential adverse economic interest of the calculation agent. The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the notes or that trade in the component stocks of the basket indices or other instruments related to the basket indices are potentially adverse to your interests as an investor in the notes. The hedging or trading activities of our affiliates on or prior to the basket setting date and on the determination date could adversely affect the basket value and, as a result, could decrease the amount you may receive on the notes at maturity. Any of these hedging or trading activities on or prior to the basket setting date could have potentially affected the initial index value and, as a result, could have increased the value at which the basket indices must close on the determination date before you receive a payment at maturity that exceeds the stated principal amount on the notes. Additionally, such hedging or trading activities during the term of the notes could potentially affect the value of the basket indices on the determination date and, accordingly, the amount of cash you will receive at maturity.

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Capital Protected Notes based on a Global Basket of Indices due August 20, 2011

Information about the Basket Indices

The Dow Jones Euro STOXX 50 Index. The Dow Jones Euro Stoxx 50 Index was created by STOXX Limited, a joint venture between Deutsche Boerse AG, Dow Jones & Company and SWX Swiss Exchange. Publication of the Euro STOXX 50 Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The Euro STOXX 50 Index is composed of 50 component stocks of market sector leaders from within the Dow Jones STOXX 600 Supersector Indices, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard. The Dow Jones Euro STOXX 50 Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—Dow Jones Euro STOXX 50 Index” in the prospectus supplement for capital protected notes.

License Agreement between STOXX Limited and Morgan Stanley. “Dow Jones EURO STOXXSM” and “STOXXSM” are service marks of STOXX Limited. These service marks have been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—Dow Jones Euro STOXX 50 Index—License Agreement between STOXX Limited and Morgan Stanley” in the prospectus supplement for capital protected notes.

The S&P 500 Index. The S&P 500 Index is intended to be a benchmark for U.S. equity market performance. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The S&P 500 Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—S&P 500 Index” in the prospectus supplement for capital protected notes.

License Agreement between S&P and Morgan Stanley. “Standard &Poor’s®,” “S&P®”, “S&P 500®” and “S&P 500® Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—S&P 500 Index—License Agreement between S&P and Morgan Stanley” in the prospectus supplement for capital protected notes.

The Nikkei 225 Index. The Nikkei 225 Index is a stock index calculated, published and disseminated by Nikkei Inc. (formerly known as Nihon Keizai Shimbun, Inc.) that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index currently is based on the 225 underlying stocks trading on the Tokyo Stock Exchange representing a broad cross-section of Japanese industries. The 225 companies included in the Nikkei Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. The Nikkei 225 Index is described under the heading “Underlying Indices and Underlying Index Publishers Information— Nikkei 225 Index” in the prospectus supplement for capital protected notes.

License Agreement between Nikkei and Morgan Stanley. “Nikkei 225® Index” is a trademark of Nikkei Inc. and will have been licensed by Nikkei Digital Media, Inc. for use by Morgan Stanley prior to the original issue date. See “Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index— License Agreement between Nikkei and Morgan Stanley” in the prospectus supplement for capital protected notes.

Historical Information

The following tables sets forth the published high and low closing values, as well as end-of-quarter closing values, of each of the basket indices for each quarter in the period from January 1, 2002 through the basket setting date. The related graphs set forth the daily closing values for each of the basket indices in the same period. The respective closing values of the Dow Jones Euro STOXX 50 Index, the S&P 500 Index and the Nikkei 225 Index

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Capital Protected Notes based on a Global Basket of Indices due August 20, 2011 on the basket setting date was 4,452.70, 1,522.28 and 17,696.97. We obtained the information in the table and graphs below from Bloomberg Financial Markets, without independent verification. The historical values of the index closing values should not be taken as an indication of future performance, and no assurance can be given as to the level of the basket closing value on the determination date. The payment of dividends on the stocks that comprise the basket indices are not reflected in their level and, therefore, have no effect on the calculation of the payment at maturity.

Dow Jones Euro STOXX 50 Index January 1, 2002 to May 24, 2007	High	Low	Period End
2002
First Quarter	3,833.09	3,430.18	3,784.05
Second Quarter	3,748.44	2,928.72	3,133.39
Third Quarter	3,165.47	2,187.22	2,204.39
Fourth Quarter	2,669.89	2,150.27	2,386.41
2003
First Quarter	2,529.86	1,849.64	2,036.86
Second Quarter	2,527.44	2,067.23	2,419.51
Third Quarter	2,641.55	2,366.86	2,395.87
Fourth Quarter	2,760.66	2,434.63	2,760.66
2004
First Quarter	2,959.71	2,702.05	2,787.49
Second Quarter	2,905.88	2,659.85	2,811.08
Third Quarter	2,806.62	2,580.04	2,726.30
Fourth Quarter	2,955.11	2,734.37	2,951.01
2005
First Quarter	3,114.54	2,924.01	3,055.73
Second Quarter	3,190.80	2,930.10	3,181.54
Third Quarter	3,429.42	3,170.06	3,428.51
Fourth Quarter	3,616.33	3,241.14	3,578.93
2006
First Quarter	3,874.61	3,532.68	3,853.74
Second Quarter	3,890.94	3,408.02	3,648.92
Third Quarter	3,899.41	3,492.11	3,899.41
Fourth Quarter	4,140.66	3,880.14	4,119.94
2007
First Quarter	4,272.32	3,906.15	4,181.03
Second Quarter (through May 24, 2007)	4,499.69	4,189.55	4,452.70

Dow Jones Euro STOXX 50 Index January 1, 2002 to May 24, 2007

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Capital Protected Notes based on a Global Basket of Indices due August 20, 2011

S&P 500 Index January 1, 2002 to May 23, 2007	High	Low	Period End
2002
First Quarter	1,172.51	1,080.17	1,147.39
Second Quarter	1,146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter (through May 23, 2007)	1,525.10	1,424.55	1,522.28

S&P 500 Index January 1, 2002 to May 23, 2007

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Capital Protected Notes based on a Global Basket of Indices due August 20, 2011

Nikkei 225 Index January 1, 2002 to May 24, 2007	High	Low	Period End
2002
First Quarter	11,919.30	9,420.85	11,024.94
Second Quarter	11,979.85	10,074.56	10,621.84
Third Quarter	10,960.25	9,075.09	9,383.29
Fourth Quarter	9,215.56	8,303.39	8,578.95
2003
First Quarter	8,790.92	7,862.43	7,972.71
Second Quarter	9,137.14	7,607.88	9,083.11
Third Quarter	11,033.32	9,265.56	10,219.05
Fourth Quarter	11,161.71	9,614.60	10,676.64
2004
First Quarter	11,770.65	10,365.40	11,715.39
Second Quarter	12,163.89	10,505.05	11,858.87
Third Quarter	11,896.01	10,687.81	10,823.57
Fourth Quarter	11,488.76	10,659.15	11,488.76
2005
First Quarter	11,966.69	11,238.37	11,668.95
Second Quarter	11,874.75	10,825.39	11,584.01
Third Quarter	13,617.24	11,565.99	13,574.30
Fourth Quarter	16,344.20	13,106.18	16,111.43
2006
First Quarter	17,059.66	15,341.18	17,059.66
Second Quarter	17,563.37	14,218.60	15,505.18
Third Quarter	16,385.96	14,437.24	16,127.58
Fourth Quarter	17,225.83	15,725.94	17,225.83
2007
First Quarter	18,215.35	16,642.25	17,287.65
Second Quarter (through May 24, 2007)	17,748.12	17,028.41	17,696.97

Nikkei 225 Index January 1, 2002 to May 24, 2007

May 2007	Page 12

Capital Protected Notes based on a Global Basket of Indices due August 20, 2011

Where You Can Find More Information
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by an amendment no. 1 to prospectus supplement for Capital Protected Notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for Capital Protected Notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for Capital Protected Notes if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement for Capital Protected Notes dated December 21, 2006

Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement for Capital Protected Notes or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

May 2007	Page 13